Exhibit 14.1

Charter Communications
Code of Conduct

OUR COMMITMENT TO ETHICAL BUSINESS
PRACTICES

The Charter Communications Code of Conduct (hereinafter referred to as this “Code”) is a guide for applying legal and ethical practices to your jobs. This Code describes not only the areas of the law that are likely to affect Charter Communications and its affiliated entities (collectively, “Charter” or the “Company”), but also references Charter’s Employee Handbook. We must each strive for, and accept nothing less than, fair, honest and ethical conduct in our daily business activities.

     Every Charter employee must accept personal responsibility for complying with this Code and reporting any observed or suspected violations. We need everyone’s wholehearted and uncompromised commitment to the highest ethical standards and compliance with the law to ensure the Company’s success. Thank you for your support.

Carl Vogel
President and Chief Executive Officer

I. PURPOSE, IMPORTANCE AND APPLICATION OF CODE

     This Code provides guidance to all Charter employees given today’s complex legal and regulatory environment. The policies contained in this Code will enable you to understand your legal and ethical obligations, the Company’s commitment to these principles, and our expectations of each Charter employee.1

     This Code provides basic guidelines for employee conduct. Although it covers a wide range of business practices, and identifies a number of corporate policies, no code of conduct can cover every issue that may arise. Charter employees are expected to use common sense, adhere to common standards of ethical behavior and avoid even the appearance of improper conduct.

     This Code addresses topics similar to certain policies set forth in the Charter Communications Employee Handbook. This Code does not replace the Handbook, but rather supplements it and should be adhered to in conjunction with the Handbook. The Handbook will be updated from time to time to supplement existing policies, and to incorporate new policies, as appropriate.

     Eric Freesmeier, Senior Vice President of Administration, will serve as Charter’s Corporate Compliance Officer to administer and oversee enforcement of this Code. He will work with Curt Shaw, Senior Vice President, General Counsel and Secretary, Rebecca Walsh who will serve as Compliance Counsel, the Divisional Human Resources heads, who will be the Deputy Compliance Officers and the members of the Compliance Committee, who will provide advice and assist in its administration. Mr. Freesmeier will chair the Compliance Committee, which will in turn report to the Company’s Board of Directors.

II. REPORTING AND ENFORCEMENT

     A.     Reporting Suspected Non-Compliance

     It is only with your help that we can ensure compliance with this Code. Therefore, you are required to report violations of any of the policies in this Code, or other behavior which you believe to be illegal or unethical. Any employee who knows of such behavior and fails to promptly report it will be subject to corrective action, up to and including termination of employment.

     In order to make reporting violations as simple and accessible as possible, the Company has established a website and toll-free number for employees to

[1] The policies, rules and provisions of this document are not automatically applicable to employees represented by a designated collective bargaining representative. Such employees’ terms and conditions of employment are subject to good faith collective bargaining and/or any agreement negotiated as a result thereof.

report instances of observed or suspected violations of this Code. Charter has contracted with Ethicspoint, an outside company, to handle such reports. Reports using either the website or toll free number may be made on an anonymous basis; however, the process of obtaining follow-up and clarifying information will be made much more effective if you identify yourself. The toll-free number is 1-866-ETHICSP (1-866-384-5277), and the website is www.chartercompliance.com. Both are available 24 hours per day, 7 days per week. Reports can also be made directly to Deputy Compliance Officers (the Divisional Human Resources heads), serving in each of the Company’s operating divisions. In addition, a supervisor, manager, member of the Human Resources Department, or other individual who receives a report of improper conduct, should pass this information along immediately via the toll-free number or website.

     B.     Enforcement

     Charter will promptly investigate all reported Code violations. Proven violations of this Code will be treated seriously, and will result in immediate corrective action, up to and including termination of employment. In addition, the Company may take other appropriate legal action for violations of this Code, including reporting illegal behavior to the proper law enforcement or other government authorities or pursuing a civil lawsuit.

     Charter will also periodically monitor compliance with this Code. All employees must cooperate fully with any such audits, and provide truthful, complete and accurate information to the auditors.

     C.     Cooperation with Investigations/Non-Retaliation

     Charter will not retaliate, either directly or indirectly, against any employee or other individual who in good faith reports a violation of this Code. Anyone who engages in retaliation in violation of this policy will be subject to corrective action, up to and including termination of employment. Anyone who believes that retaliation has occurred should promptly inform the Corporate Compliance Officer, or make a report on the toll-free number or the website.

     Charter will fully cooperate in connection with any investigation by a government body or agency. Employees are expected to follow any instructions given by management to assist in cooperating in connection with such an investigation. Retaliation against any employee for cooperating in an investigation or providing information in good faith to a government or law enforcement entity or a Company investigator is prohibited. In addition, any request for inspection, documents or other information from a government entity should be referred immediately to the head of the facility from which the information is sought and to the General Counsel.

     Any employee contacted by a government entity should promptly inform his or her supervisor and the General Counsel.

III. POLICIES

     A.     General Business Conduct Guidelines

     Charter strives to be a good corporate citizen and to achieve our business objectives in a manner which is ethical and consistent with applicable laws. In keeping with these principles, proper conduct includes, but is not limited to:

•	Complying with all obligations to completely and accurately report business and financial information (including, for example, subscriber counts, revenues, categories of service subscribers, expenses and capitalization) within the Company, to the public and to the investment community;

•	Acting in good faith with respect to contractual and business obligations to third parties (including, for example, programmers, software licensors, equipment vendors, contractors and franchising authorities);

•	Entering into contracts and business relationships with third parties on behalf of the Company only where there is a legitimate business purpose and only where all terms of the contract or relationship are reasonably believed to be in the best interest of the Company;

•	Recording the financial results of contracts and business relationships on Charter’s books and records, and in reports to the public and the investment community, accurately and completely, and in accordance with proper accounting standards;

•	Ensuring that proper compensation is received for all Company services, facilities and property and that courtesy or discounted services are provided only in compliance with policy and with proper approval;

•	Ensuring proper handling of deposits, cash, receipts, inventory, payments, customer contracts and records;

•	Placing the interests of the Company, and the public’s right to have accurate information about the Company, first, and always above your personal interests, or the interests of third parties; and

•	Otherwise complying with all of the laws applicable to Charter, with this Code and with the Employee Handbook.

     B.     Proper Documentation and Controls

     All Charter employees are responsible for following any operational, administrative, documentation and accounting controls applicable to their areas of responsibility. Internal controls provide assurance that the Company’s interests and assets are protected and properly used, that Company reports are truthful, accurate and complete, that procedures are appropriate to achieve Company business objectives, and that administrative and accounting policies and procedures are complied with throughout the organization.

     In carrying out your responsibilities in this area, you must assure that:

•	Charter accounting and documentation policies and procedures are followed;

•	All funds, assets and transactions are fully and accurately recorded and entered in the Company’s books and records in accordance with the Company’s written procedures and with applicable accounting standards, so that accounting records accurately and fairly reflect all business transactions;

•	No records are falsified in any manner;

•	There are no unrecorded or “off the books” funds, assets or transactions;2

•	Each entry for expenditure is coded into the account that accurately and fairly reflects the true nature of the transaction;

•	Reasonable steps are taken to protect Company data from errors, disasters, misuse, unauthorized access and fraud, including data which is transmitted and/or stored electronically;

•	Full access to the Company’s books and records is given to the Company’s independent public accountants; and

     Any deviation or deficiency in internal accounting, documentation or administrative control must be promptly reported to the Company’s Chief Financial Officer and/or the Corporate Compliance Officer, and if not remedied, to the Audit Committee of the Board of Directors. In addition, as with all other Code policies, a violation may be reported using the toll-free number or the website. See also the Accurate Records and Expense Reports policy in the Employee Handbook.

[2] Certain limited exceptions, such as research and development partnerships, may exist from time to time. In all instances, these exceptions must be pre-cleared with the Legal Department.

     C.     Contracts and Business Relationships

     Contracts and business relationships should only be entered into where there is a legitimate business purpose. All terms of the transaction should be disclosed and included in the legal documentation supporting the transactions. Transaction documents should only be signed by duly authorized officers, and documents for significant transactions should first be reviewed and approved by the Legal Department.

     The terms of Charter’s contracts must be complied with. Contracts must be negotiated in good faith. It is the responsibility of officers and employees administering these contracts to assure Charter’s good faith compliance. Any reports of business information provided by Charter to third parties must be accurate and complete, and in accordance with contract requirements. All questions of contract interpretation should be referred to the Legal Department.

     D.     Conflicts of Interest

     Employees have a fiduciary duty to Charter at all times. A conflict of interest occurs when an individual’s private interest interferes in any way – or even appears to interfere – with the interests of the Company as a whole. No one should utilize his or her position with Charter for personal advantage or gain outside of the compensation or benefits received in the normal course of employment. A more detailed description of the Company’s Conflict of Interest policy is contained in the Employee Handbook and the Appendix to this Code.

E.	Protection of Company Information and Privileged Information and Intellectual Property

     All Charter employees must ensure that all business information which is meant to be kept confidential is properly protected. Provided below is an overview of the Company’s guidelines on protection of such information. A more detailed description of the Company’s policies on these topics is contained in Company policies on: (i) Protection of Proprietary, Confidential and Privileged Information and Intellectual Property, (ii) Company Computers, Electronic Media, Vehicles and Other Company Property, and (iii) Inventions and Intellectual Property, all of which are contained in the Employee Handbook and in the Appendix to this Code.

               1. Proprietary and Confidential Information

     Proprietary information developed or acquired by Charter and not freely available to others is a valuable asset that must be protected against theft, loss or inadvertent public disclosure. Proprietary information includes, for example, marketing plans, prices, sensitive or restricted information about Charter customers, suppliers, contractors, vendors or joint venture partners should be protected. Therefore, disclosure of such information should be limited to those within the Company who have a need to know and should not be disclosed outside the Company without authorization from the Legal Department. Because these limitations on disclosure apply even after employment with Charter ends, upon separation from employment for any reason, employees must return any material containing restricted information and must refrain from disclosing any such protected information.

               2. Privileged Information

     The law recognizes an attorney-client privilege which shields certain confidential communications between the Company’s employees and its attorneys from disclosure. To protect this privilege, communications to and from the Company’s attorneys, work done under the direction of an attorney, and any information designated as privileged, must not be disclosed to others unless authorized by the Legal Department.

               3. Trademarks, Copyrights and Other Intellectual Property

     The Company’s corporate identity, logo, trademarks and service marks are valuable business assets that represent the Company’s good will and reputation. The Company’s rights may be destroyed or diluted by improper use. Similarly, many materials, including articles, software, photographs, books, magazines and other items used in the course of employment, are protected by copyright laws. Reproducing, distributing or altering copyrighted materials without permission of the copyright owner is illegal and may result in violations subject to civil penalties.

F.	Government Relations, Campaign Finance and Franchise Compliance

     Charter engages in various activities to foster positive relationships with government entities and to express its views and the views of the industry within the political process. To that end, the members of the Government Relations Department, members of management, and all employees should strive to maintain good relations with our franchising communities, as well as complying with the terms of each franchise agreement.

     In addition, the Company has established a federal political action committee (PAC) to which employees may contribute voluntarily. The PAC is independent of any political party, organization or candidate, and contributions are made from this committee to federal candidates as permitted by applicable law. The Company also makes corporate campaign contributions to certain state or local political parties, political committees and candidates for elective public office as permitted by applicable law. As a corporate citizen, Charter may also express its views on public issues affecting the Company, its shareholders and employees or the geographic areas in which it operates. The Company may also contribute to organizations that represent the industry in the political process.

     A more detailed description of the Company’s policies on these topics is contained in the Government Relations, Campaign Finance and Franchise Compliance policy in the Employee Handbook and in the Appendix to this Code.

     G.     Equal Employment

     Charter provides equal employment opportunities to all qualified persons, and expects all of its employees to adhere to laws, regulations and Company policies relating to equal opportunity and non-discrimination. A more detailed description of the Company’s policies on equal opportunity is contained in the Equal Employment Opportunity, Prohibition Against Harassment, and Accommodation of Disabilities policies in the Employee Handbook.

     H.     Electronic Communications and Use of the Internet

     Everyone who works with the Company’s computer resources is responsible to use these resources appropriately and only as authorized. A more detailed description of the Company’s policies on this topic is contained in the Company Computers, Electronic Media, Vehicles and Other Company Property policy in the Employee Handbook.

     In addition, as an Internet Service Provider, Charter may protect itself from liability for copyright infringement, violation of child pornography laws and the transmission of other illegal materials over the internet by Charter customers. However, in order to preserve these protections, Charter must take certain steps to comply with applicable laws and legal reporting requirements. Therefore, all employees who become aware of such content should promptly inform the Legal Department or the Internet Security Manager.

     I.     Safety and the Environment

     The Company is committed to providing a safe and healthy work environment. The Company will comply with all applicable occupational, safety, health, transportation and environmental laws and will conduct its business in such a way that minimizes the risk of injury and addresses environmental issues and concerns in a responsible manner. A more detailed description of the Company’s policies on these topics is contained in the General Safety and Workers Compensation policies in the Employee Handbook.

     In addition to the Ethicspoint toll-free number and website, any questions as to safety, health or environmental concerns or reports of unsafe practices, may be directed to your supervisor, the local safety head, the Corporate Safety

Department or the Corporate Risk Management Department. All governmental agency inspections (for example, Occupational Safety and Health Administration (OSHA), Environmental Protection Agency (EPA), Department of Transportation (DOT), Department of Labor (DOL)) should be immediately reported to the Legal Department, the Corporate Safety Department, the Corporate Risk Management Department or the Compliance Officer.

     J.     Document Retention

     To safeguard Company records, employees must always retain records relating to the Company’s business according to record management policies within a particular department or area, as well as any applicable legal requirements. All employees should periodically review hard copy, computer, e-mail and other files and discard obsolete or outdated documents and records in compliance with records retention guidelines. However, Charter may at times be a party to litigation or subject to investigations that would require that the Company suspend, or otherwise modify, the usual record retention policies or practices. If there is a lawsuit, government investigation or audit, any ordinary disposal or alteration of documents relating to such matters must be immediately suspended. Any questions about retention of records that may be related to litigation or government inquiry should be directed to the General Counsel.

     K.     Compliance with Fair Competition Laws

     Fair competition laws (such as anti-trust laws) were enacted to preserve competition. As a general rule, these laws prohibit conduct that unlawfully restrains trade or seeks to maintain a monopoly in any market, and no employee should engage in behavior which violates fair trade laws. Examples of prohibited conduct include agreements among buyers of a product or service to establish a common price, or pricing a product or service at a level below its cost for the purpose of driving out competition and, thereafter, re-raising the price.

     Any question regarding whether a specific practice constitutes unfair competition, or otherwise violates anti-trust laws, should be directed to the Legal Department.

L.	Prohibition on Insider Trading and Disclosure of Inside Information

     Trading in Charter’s securities when in possession of inside information, or unauthorized disclosure to others of such information, is illegal and strictly prohibited. Inside information includes information, either positive or negative, about a company’s business, operations, assets or ownership, that has not been publicly disclosed and that would reasonably be expected to result in a change in the market price or value of a company’s securities. Examples of inside information include financial information or projections; news of a pending or proposed merger or acquisition or sale of cable systems; alliances or strategic partnerships; gain or loss of a substantial supplier or contract; significant new product announcements or technological developments; significant pricing changes; financial liquidity problems; significant actions by regulatory bodies; major changes in senior management; or major disputes with material contractors or suppliers. Employees are prohibited from trading based on, or disclosing (even inadvertently), inside information about Charter or about other companies.

     The rules on inside trading do not prohibit the exercise of stock options or purchase of shares pursuant to any employee stock plan that may be adopted. However, sale of shares acquired pursuant to exercise of stock options or employee stock plan are restricted by these rules. Officers, Board members and other specified individuals may be subject to additional limitations with regard to trading Charter securities.

Employee Acknowledgment Form

     I have reviewed the Charter Communications Code of Conduct (the Code) and am familiar with its contents. I understand that the Code contains important information and that it is my responsibility to read and comply with the policies contained in the Code. I also understand that the policies in the Code may be subject to change from time to time.

     I further understand that I am to report violations of the Code on the toll-free phone number at 1-866-ETHICSP (1-866-384-5277) or the secure website at www.chartercompliance.com. It is my responsibility to report any observed or suspected violation of the Code and failure to do so may result in corrective action, up to and including termination of employment. I understand that I will not be subject to retaliation for reporting any violation in good faith.

EMPLOYEE’S FULL NAME (printed):	SSN:

EMPLOYEE’S SIGNATURE:	DATE:

DEPARTMENT:	CITY/STATE: